Exhibit 99.1

Kaixin Auto Holdings Announces Acquisition SPA with Morning Star

BEIJING, November 4, 2022 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announces the signing of a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”), according to which Kaixin will acquire 100% equity of Morning Star by issuing 100 million shares of Kaixin ordinary shares.

Morning Star owns 100% equity of Wuxi Morning Star Technology Co., Ltd. and Henan Yujie Times Automobile Co., Ltd. At completion of the acquisition, Kaixin will own all assets and business operations related to the POCCO brand of electric vehicles (POCCO EV), which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company.

Mr. Mingjun Lin, chairman and CEO of the Kaixin, said: "The electric vehicles business is experiencing strong growth in China. Kaixin is committed to achieving accelerated transition into the EV industry through mergers & acquisitions and intensive investment to quickly gain the desired market share."

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s electric vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings